UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: March 1, 2025

(Date of earliest event reported)

RED OAK CAPITAL INTERMEDIATE INCOME FUND, LLC
(Exact name of issuer as specified in its charter)

Delaware	85-1676855
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5925 Carnegie Blvd, Suite 110

Charlotte, NC  28209

(Full mailing address of principal executive offices)

(980) 288-6627

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Senior Secured Bonds (Series A-F)

ITEM 9. OTHER EVENTS

On March 1, 2025, Red Oak Capital Holdings, LLC (the “Sponsor”) the sponsor of Red Oak Capital Intermediate Income Fund (the “Company”) of which the sole member and manager is Red Oak Capital Participation GP, LLC (the “Manager”), announced that Paul Cleary has resigned from his position as President of the Sponsor, effective March 1, 2025. Mr. Cleary will continue to serve as the Chief Operating Officer of the Sponsor.

In connection with Mr. Cleary’s resignation, Raymond T. Davis, who currently serves as the Chief Strategy Officer (CSO) of the Sponsor, will assume the role of President of the Sponsor while retaining his position as CSO, effective March 1, 2025. Mr. Cleary’s resignation was not due to any disagreements related to the operations, policies or practices of the Sponsor, the Manager or the Company.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Red Oak Capital Intermediate Income Fund, LLC, a Delaware limited liability company

By: Red Oak Capital Participation Fund GP, LLC, a Delaware limited liability company Its: Sole Member and Manager

By:	/s/ Gary Bechtel
Its:	Chief Executive Officer

Date: March 6, 2025

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